Exhibit 12.01

NORTHERN STATES POWER COMPANY — MINNESOTA

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2005	2004	2003	2002	2001
Earnings as defined:
Pretax income	$349,527	$324,887	$269,466	$308,363	$340,597
Add: Fixed Charges	151,396	142,147	144,951	123,220	112,780
Earnings as defined	$500,923	$467,034	$414,417	$431,583	$453,377
Fixed Charges:
Interest charges	$151,396	$142,147	$135,764	$107,470	$97,030
Distributions on redeemable preferred securities of subsidiary trust	—	—	9,187	15,750	15,750
Total fixed charges	$151,396	$142,147	$144,951	$123,220	$112,780
Ratio of earnings to fixed charges	3.3	3.3	2.9	3.5	4.0